PHELPS DODGE CORPORATION AND SUBSIDIARIES
Exhibit 12
COMPUTATION OF TOTAL DEBT TO TOTAL CAPITALIZATION
($ in millions)

	June 30,	December 31,
	2005	2004
Short-term debt	$30.3	78.8

Current portion of long-term debt	43.6	45.9

Long-term debt	970.3	972.2

Total debt	1,044.2	1,096.9

Minority interests in consolidated subsidiaries	844.9	555.1

Shareholders’ equity	5,399.9	4,343.1

Total capitalization	$7,289.0	5,995.1

Ratio of total debt to total capitalization	14.3%	18.3%